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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-37361

SINA Corporation
(Registrant's Name)

SINA Plaza, No. 8 Courtyard 10
the West Xibeiwang E. Road
Haidian District, Beijing 100193
People's Republic of China
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Attached hereto as Exhibit 99.1 is a Letter to the Shareholders of SINA Corporation (the "Company").

Exhibits

Exhibit 99.1—Letter to the Company's Shareholders

ii

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION
Date: October 18, 2017	By:	/s/ BONNIE YI ZHANG Bonnie Yi Zhang Chief Financial Officer

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SIGNATURES